B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

 B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES CLOSING OF CATALYST TRANSACTION

Teradyon, Israel - March 31, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC, TASE:BOS) announced today the Closing of the transaction with Catalyst Investments, L.P., the details of which were previously disclosed in the Company's press release of January 12, 2003. Catalyst has been issued 2,529,100 (16.60%) BOS shares, in exchange for transferring to BOS most of its shares in Surf Communications Solutions Ltd. BOS is now the largest shareholder in Surf.

Catalyst has also notified the Company today that it has signed an agreement for the purchase of an additional 1,260,000 Company shares, from another shareholder, at a price of 47 cents per share. Thus, Catalyst will become the largest shareholder of the Company, holding almost 24.9% of its total outstanding shares.

Israel (Izzy) Gal, B.O.S.' CEO commented: "We believe that our new shareholder, Catalyst Investments, L.P., has much to contribute to our Company, and look forward to a productive business relationship."

ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets technologically complex, multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability. The IP Telephony line offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure. The legacy line provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. was established in 1990 and became a public company traded on the NASDAQ National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

SURF Communication Solutions Ltd., an affiliated company, develops and supplies software-based access solutions that are integrated into manufacturers' original equipment in the telecommunications, data communications, telephony, and consumer electronics industries. Surf has some high-profile strategic investors which include: Intel, Motorola and Texas Instruments, and the Israeli venture funds Pitango, Giza, Sadot and Catalyst.

ABOUT CATALYST

Catalyst, an Israeli Venture Capital Fund that invests in mature companies, private or public, was founded by Cukierman & Co. Investment House Ltd., leading in European investments in Israel. The Investment House has raised for Israeli companies approximately 300 Million Euro from European investors. The Fund commenced its operation in mid 2000 and it is jointly managed by Edouard Cukierman and Boaz Harel. Its Chairman is Yair Shamir.

Catalyst's investors include: HSBC, ABN AMRO Bank, the OTTO Group as well as Israel's Union bank. The Fund raised US$40 Million and has invested in 9 portfolio companies. Most of its funds are liquid and are intended to be invested within the next 2 years.

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

Please visit our website, http://www.boscorporate.com.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.